                                                                                                UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                                                                   WASHINGTON, D.C. 20549

                                                                                                 _____________

                                                                        FORM 11-K

                                                                                                 _____________

(Mark One):

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934.

         For the fiscal year ended January 31, 2011.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934.

         For the transition period from ________ to __________

                                                                      Commission file number 1-9494

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
 727 Fifth Avenue
                                                                                New York, NY 10022
                                                                                       (212) 755-8000

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

CONTENTS

                                                         Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits at January 31, 2011	3

Statement of Net Assets Available for Benefits at January 31, 2010	4

Statement of Changes in Net Assets Available for Benefits for the	5
year ended January 31, 2011

Notes to Financial Statements	6-13

SUPPLEMENTAL SCHEDULE: *

Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets
(Held At End of Year) as of January 31, 2011	14

Exhibit Index	15

Signatures

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Tiffany & Co. Employee Profit Sharing
and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended January 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan as of January 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
July 15, 2011

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2011
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$ 79,023,732	$ −	$ 79,023,732
Mutual funds	141,076,073	−	141,076,073
Tiffany & Co. common stock	91,931,453	45,274	91,976,727

Total investments	312,031,258	45,274	312,076,532

Receivables:
Employer’s contributions	12,261,191	377,181	12,638,372
Employees’ contributions	785,026	−	785,026
Due from broker for securities sold	21,704	−	21,704
Notes receivable from participants	8,961,851	−	8,961,851

Total receivables	22,029,772	377,181	22,406,953

Total Assets	334,061,030	422,455	334,483,485

Net assets at fair value	334,061,030	422,455	334,483,485

Adjustment from fair value to contract value for interest in common and collective trusts relating to fully benefit-responsive investment contracts	(1,486,639)	−	(1,486,639)

Net assets available for benefits	$ 332,574,391	$ 422,455	$ 332,996,846

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2010
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$ 66,816,346	$ −	$ 66,816,346
Mutual funds	110,667,616	−	110,667,616
Tiffany & Co. common stock	66,469,407	32,588	66,501,995

Total investments	243,953,369	32,588	243,985,957

Receivables:
Employer’s contributions	11,250,218	383,163	11,633,381
Employees’ contributions	700,465	−	700,465
Due from broker for securities sold	2,220	−	2,220
Notes receivable from participants	7,679,292	−	7,679,292

Total receivables	19,632,195	383,163	20,015,358

Total Assets	263,585,564	415,751	264,001,315

Liabilities:
Excess contributions payable	16,741	−	16,741
Total Liabilities	16,741	−	16,741

Net assets at fair value	263,568,823	415,751	263,984,574

Adjustment from fair value to contract value for interest in common and collective trusts relating to fully benefit-responsive investment contracts	(232,274)	−	(232,274)

Net assets available for benefits	$ 263,336,549	$ 415,751	$ 263,752,300

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 2011

	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Additions to net assets attributed to:
Interest and dividends	$ 6,117,905	$ −	$ 6,117,905
Net appreciation in fair value of investments	50,557,526	301,416	50,858,942
Total investment income	56,675,431	301,416	56,976,847

Contributions and rollovers:
Employee	18,661,363	−	18,661,363
Employer	12,260,110	377,181	12,637,291
Total contributions	30,921,473	377,181	31,298,654

Total additions	87,596,904	678,597	88,275,501

Deductions from net assets attributed to:
Withdrawals and distributions	18,852,110	−	18,852,110
Investment related expenses	178,845	−	178,845
Total deductions	19,030,955	−	19,030,955

Transfers	671,893	(671,893)	−

Increase in net assets available for benefits	69,237,842	6,704	69,244,546

Net assets available for benefits:
Beginning of year	263,336,549	415,751	263,752,300
End of year	$332,574,391	$ 422,455	$ 332,996,846

The accompanying notes are an integral part of these financial statements.

TIFFANY & CO.
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

_________________

A.           DESCRIPTION OF PLAN

The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the “Company”) and its U.S. subsidiaries and has an employee profit-sharing feature (“ESOP”). Effective February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the “DCRB”) to eligible employees hired on or after January 1, 2006.

The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company, Inc., the trustee of the Plan (“Trustee”), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and are automatically enrolled in the 401(k) feature 60 days after their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire. Officers of the Company (those subject to Section 16 of the Securities Exchange Act of 1934) do not share in contributions made under the ESOP feature of the Plan.

Contributions

The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions of shares of Tiffany & Co. common stock.  Employees who have two or more years of service can diversify his or her ESOP contribution into other investment options provided under the Plan. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives by the Company and established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the ESOP contribution. As of January 31, 2011, the Company had an ESOP contribution payable of $4,499,964, of which $377,181 was considered non-participant directed.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $16,500 in 2010 (or $22,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a contribution may be made at the discretion of the Company to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2011 and 2010 is equal to up to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan.  Employer contributions are determined by a formula using the participant’s eligible compensation, age and years of service.

Participant Accounts

Each participant's 401(k) and DCRB account is credited with the participant's contribution, if applicable, and employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Allocations are based on participant account balances.

The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on an equal basis.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service                                                      Vested Percentage
Less than 2 years                                                          0%
2 years or more                                                             20%
3 years or more                                                             40%
4 years or more                                                             60%
5 years or more                                                             80%
6 years or more                                                            100%

Employees hired from January 1, 2006 through December 31, 2006 will become 100% vested in the DCRB benefit upon completing five (5) years of service.

Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Stable Value Fund. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants’ accounts. Forfeitures relating to the ESOP feature of the Plan totaled $65,593 and $73,004 for the years ended January 31, 2011 and 2010, respectively. Forfeitures of unvested employer contributions in the 401(k) and DCRB portion of the Plan totaled $464,855 and $616,798 at January 31, 2011 and 2010, respectively. Forfeitures of $281,737 and $530,792 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2011 and 2010, respectively.

Administrative Expenses

Administrative fees relating to the administration of Tiffany & Co. Common Stock are paid by Tiffany and Company.  All other expenses are charged against Plan assets.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their 401(k) accounts up to a maximum amount of no more than $50,000 or fifty percent (50%) of their total vested 401(k) account balance including employer matching contributions. In fiscal year 2009, the Plan was amended to permit up to two loans simultaneously. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

Payment of Benefits

Distributions of the participant’s account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to the DCRB account which may be received in the form of either a lump sum or ten substantially equal annual installments and with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

B.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a standard which requires additional disclosure about the amounts of, and reasons for, significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. The new disclosures and clarifications of existing disclosures were adopted by the Plan on February 1, 2010 and did not have a material impact on the financial statements.

In addition, this standard will require disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. These requirements are effective for fiscal years beginning after December 15, 2010. The Plan’s management does not expect the adoption of the standard to have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued guidance which requires participant loans to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balances plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of January 31, 2010. Accordingly, all prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the net asset values reported by the Trustee of the funds which are based on quoted prices for identical or similar assets in markets that are not active.

The Plan offers the DWS Trust Co. Stable Value Fund which fully invests its funds into the Pyramid Stable Value Fund. The Pyramid Stable Value Fund invests in one or more agreements, collectively referred to as general account guaranteed investment contracts (“GICs”) issued by banks, insurance companies or other financial institutions. The Pyramid Stable Value Fund may also invest in one or more separate account guaranteed investment contracts or in a portfolio of marketable fixed income securities and other financial instruments in order to provide book value liquidity for portfolio securities sold to make participant-directed withdrawals. The contracts are fully benefit-responsive and are recorded at fair value and adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis.  Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Refer to “New Accounting Standards” above for further details.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.           INVESTMENTS

Investments that were equal to or exceeded 5% of the current value of the Plan’s net assets at January 31, 2011 or 2010 were as follows:

January 31, 2011
Tiffany & Co. Stock Fund	$ 91,976,727
DWS Trust Co. Stable Value Fund	54,256,912
DWS Trust Co. Stock Index Fund	23,280,181
American Funds Growth Fund of America	21,513,151
DWS Trust Co. Lifecompass 2015 Fund	19,213,932
DWS Trust Co. Global Thematic Fund	16,833,540

January 31, 2010
Tiffany & Co. Stock Fund	$ 66,501,995
DWS Trust Co. Stable Value Fund	48,390,346
American Funds Growth Fund of America	18,199,250
DWS Trust Co. Stock Index Fund	18,193,726
DWS Trust Co. Lifecompass 2015 Fund	15,117,499
DWS Trust Co. Global Thematic Fund	14,089,920
Victory Diversified Stock Fund	13,869,350

As of January 31, 2011 and 2010, there were 779 shares totaling $45,274 and 802 shares totaling $32,588, respectively, of Tiffany & Co. common stock that were non-participant directed.

The net appreciation in the fair value of investments for the year ended January 31, 2011 was as follows:

Common and collective trusts	$ 4,109,934
Mutual funds	17,789,489
Tiffany & Co. common stock	28,658,103
Tiffany & Co. common stock (ESOP) *	301,416
Net appreciation in the fair value of investments	$ 50,858,942

* Non-participant directed.

D.           FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair value.

Refer to Note B for the valuation methods used to fair value Plan assets.

The following table provides information by level for assets that are measured at fair value on a recurring basis:
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	January 31, 2011	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$91,976,727	$91,976,727	$ −	$ −
Mutual funds:
Income funds	16,481,564	16,481,564	−	−
Growth and income funds	40,327,193	40,327,193	−	−
Growth funds	56,677,152	56,677,152	−	−
Aggressive growth funds	27,590,164	27,590,164	−	−
Common and collective trusts	79,023,732	−	79,023,732	−

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	January 31, 2010	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$66,501,995	$66,501,995	$ −	$ −
Mutual funds:
Income funds	12,955,260	12,955,260	−	−
Growth and income funds	30,778,239	30,778,239	−	−
Growth funds	45,338,658	45,338,658	−	−
Aggressive growth funds	21,595,459	21,595,459	−	−
Common and collective trusts	66,816,346	−	66,816,346	−

E.           NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan’s investments with a reported net asset value (“NAV”) per share:

	Fair Value Estimated Using Net Asset Value per Share January 31, 2011
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
DWS Trust Co. Stable Value Fund a	$55,743,551	$ –	Daily	None	None
DWS Trust Co. Stock Index Fund b	$23,280,181	$ –	Daily	None	None

*   The fair values of the investments have been estimated using the NAV of the investment.

a
The DWS Trust Co. Stable Value Fund seeks to achieve a stable unit value, a competitive current return, a high quality diversified portfolio and liquidity by investing in high quality insurance company and bank investment contracts, private placements, money market and other investments.

b	The DWS Trust Co. Stock Index Fund seeks to replicate as closely as practical the Standard & Poor’s 500 Stock Index.

F.           PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the Plan sponsor.

G.           TAX STATUS

The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through April 14, 2008. The Plan has been amended since receiving this determination letter, however, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; the U.S. Internal Revenue Service is currently conducting an examination of the plan year ending January 31, 2009. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

H.           CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany and Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

Tiffany & Co.
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
as of January 31, 2011

	Identity of Issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of shares, units or par value	Cost	Current Value

*	DWS Trust Co. Stable Value Fund	Common / Collective Trust	54,256,912	$ 54,256,912	$ 54,256,912
*	DWS Trust Co. Stock Index Fund	Common / Collective Trust	542,030	19,018,371	23,280,181
	Federated Funds Federated Mid Cap Index	Mutual Fund	600,212	11,722,242	13,228,664
	Baron Small Cap Fund	Mutual Fund	63,345	1,308,266	1,540,558
*	DWS Trust Co. Lifecompass 2040 Fund	Mutual Fund	440,936	3,256,226	3,712,677
	Victory Diversified Stock Fund	Mutual Fund	999,989	16,349,610	15,979,821
	Pimco Total Return Fund	Mutual Fund	1,519,038	16,329,410	16,481,564
*	DWS Trust Co. Global Thematic Fund	Mutual Fund	698,777	18,734,533	16,833,540
	American Funds Growth Fund of America	Mutual Fund	705,349	20,444,931	21,513,151
*	DWS Trust Co. Lifecompass Retire Fund	Mutual Fund	264,064	2,951,922	2,952,237
*	DWS Trust Co. Lifecompass 2030 Fund	Mutual Fund	262,397	2,136,293	2,511,142
*	DWS Trust Co. Large Cap Value Fund	Mutual Fund	334,768	6,141,039	5,955,516
*	DWS Trust Co. Dreman Small Cap Value	Mutual Fund	249,623	8,264,154	9,216,066
*	DWS Trust Co. Lifecompass 2015 Fund	Mutual Fund	1,767,611	18,418,553	19,213,932
*	DWS Trust Co. Lifecompass 2020 Fund	Mutual Fund	908,463	11,454,827	11,937,205
*	Tiffany & Co.	Common Stock	1,582,259	57,258,222	91,976,727
*	Notes Receivable from Participants	Rates of interest from 4.25% - 9.25% maturing at various dates through 9/4/2020.		-	8,961,851

		Total		$ 268,045,511	$ 319,551,744

* Party-in-interest

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit
Number                            Description

23.1                                   Consent of Independent Registered Public Accounting Firm - J.H.Cohn LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                   (Name of Plan)

Date: July 15, 2011                                                                                               By:               /s/ Patrick B. Dorsey
                               ---------------------------------------------------
                             Patrick B. Dorsey
                             Member of Plan Administrative Committee